Exhibit 99.2

Hello Everyone,

My name is Justin Kamp from the Product Team here at Masterworks.

Today we’re thrilled to bring you xDxoxgx xixnx xtxhxex xNxixgxhxtx (1995), by the whimsical artist, Yoshitomo Nara.

Yoshitomo Nara is one of the most beloved and recognizable Japanese artists working today.

The Artwork is a vertically oriented portrait of a long white dog floating against a thin wash of navy paint. Nara orients the dog downwards at a diagonal so his head is disproportionately larger than his back legs, which creates a sense of depth despite the ambiguous, groundless background. The dog boasts a round red nose at the end of his snout and a green collar around his neck. He stands on all fours but closes his eyes as if to sleep, oblivious to the viewer.

So why do we like this painting? Three reasons:

One: As of June 30, 2023 the market for Yoshitomo Nara has a Sharpe Ratio of 1.55, which is the 2nd highest of any artist on the Masterworks platform.

Two: We believe this work has high upside potential with an attractive historical price appreciation for similar works of 19.7% from May 13, 2004, to May 29, 2023.

Three: Auction records for artworks similar in period, scale, and subject are led by Drumming with Bones (2000), which sold for a hammer price of $999,465 at iART Co, Ltd, in Tokyo on February 19, 2022, and KAME- HAME-HA (2004), which sold for $1,126,676 at Christie’s Hong Kong on May 29, 2023.

Thank you for joining us today, and we look forward to bringing you this incredible work by Yoshitomo Nara.